                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F


                                Amendment No. 1


                                   (Mark One)
[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from_______________________to________________________

COMMISSION FILE NUMBER_____________________________________

                           OMNINET INTERNATIONAL LTD.
             (Exact name of registrant as specified in its charter)
                           OMNINET INTERNATIONAL LTD.
                 (Translation of Registrant's name into English)
                                     BERMUDA
                 (Jurisdiction of incorporation or organization)

                                 Richmond House,
                                  5th Floor, 12
                    Par-la-Ville Road, Hamilton, Bermuda HM11
                    (Address of principal executive offices)
                               -------------------


Securities registered or to be registered pursuant to Section 12(b) of the Act.

None




Securities registered or to be registered pursuant to Section 12(g) of the Act.


                                                       Name of each exchange on
  Title of each class                                    which registered
  -------------------                                  -----------------------
  Common Stock, U.S. $0.001 Par Value                  None


Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act.    None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.





Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ ] No [ ]


Indicate by check mark which financial statement item the registrant has elected
to follow.                 Item 17 [ ]  Item 18 [X]

1.   DESCRIPTION OF BUSINESS.

         Omninet International Ltd. was originally organized under the laws of Bermuda on March 24, 1998. We amended our memorandum of association on June 30, 1998, in order to increase the amount of our authorized common stock to 25,000,000 shares, par value $0.001. We are filing this Form 20-F on a voluntary basis under the Securities Exchange Act of 1934, as amended (the "Exchange Act") in order to become eligible for quotation on the OTC Bulletin Board.


         Omninet is a Bermuda exempted company. A Bermuda exempted company is legislatively exempt from Bermuda's usual requirement that Bermuda-formed businesses be 60% owned by Bermuda citizens. A Bermuda exempted company may reside in Bermuda, but must carry on its business transactions in other countries. Bermuda exempted companies may not hold real estate in Bermuda. There is no income tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by a Bermuda exempted company or its shareholders, other than shareholders ordinarily resident in Bermuda. A Bermuda exempted company is required to pay an annual fee to the Government of Bermuda for the right to be registered there. Our annual fee for the Year 2000 was $3,460.



         In addition, a Bermuda exempted company may apply under the Exempted Undertakings Tax Protection Act, 1966 for an assurance from the Bermuda government that any tax imposing legislation will not be applied to the company until after March 2016. Omninet was granted such tax assurance on March 30, 1998.



         Except as described above, Omninet is subject to the laws and regulations applicable to Bermuda-based corporations. Although Bermuda law at present is structured to encourage foreign investment, there is no guarantee that future laws and regulations will not have a material negative impact on our operations. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations - Factors That Could Affect Operating Results - Risks Inherent in International Operations" on page 10. At present, we are not aware of any special country risks, such as existing or probable government regulations, that could materially affect Omninet's operations.



         Omninet is a development stage company. We are not presently engaged in any business. Our only plan of operation is seeking viable businesses to acquire. At present, we have not identified another business suitable for acquisition. Over the next 12 months, we intend to become listed on the OTC Bulletin Board and to continue our search to acquire an operating entity.



         In general, we identify potential acquisitions through research and referrals. Once identified, we screen the target to determine whether or not it might be suitable for acquisition. The initial screening consists of an evaluation of the candidate's potential, and may include factors such as estimated future growth of the candidate's industry. If a candidate is identified as a potential target, we conduct a detailed analysis of the cost of acquisition, the target's fair market value, the prospective rate of return on an investment in the target and the likelihood of achieving such return. The detailed analysis may vary for each target and include criteria such as an evaluation of the target against comparable companies in the same industry, scrutiny of the target's financial condition and future earnings potential and discounted cash flow analysis. Target evaluations are conducted without the use of outside experts or analysts. We are particularly interested in identifying and acquiring an Internet-related business due to the recent growth in that industry, however, a more detailed plan of operations is not available because we are not engaged in any particular business and because we have not identified a suitable acquisition target. If we decide that a company is a suitable acquisition candidate, we anticipate that we will enter into an agreement to acquire such target, subject to obtaining any financing and approvals necessary to carryout the transaction. We anticipate that any financing necessary to complete an acquisition will be raised through a private placement of securities.



         It is likely that we will need additional financing or future profitability to continue as a going concern beyond 12 months. We will also need additional capital in order to acquire an operating company. We plan to raise such additional funds through a private placement of common stock or by borrowing from a lending institution. There is no guarantee that we will be able to raise such additional funds. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 7.



         Since its formation, Omninet has explored entering into certain businesses but commenced operations in only one business. In particular:



     - In the Spring of 1998, Omninet explored providing Internet services to users in the United Kingdom. On July 2, 1998, we acquired all of the issued and outstanding shares (254,453 shares) of the common stock of Colloquium Ltd., a Scotland based provider of connectivity and value-added Internet services to the United Kingdom, in exchange for 954,964 shares of our common stock.



                Colloquium generated net operating losses from the date of its acquisition to May 26, 1999. As Colloquium's losses increased, it became clear that additional financing would be required in order to fund its operations, and we were not certain when, if ever, Colloquium would achieve profitability. These factors, among others, led to disagreement between the management of Omninet and that of Colloquium. In order to avoid continuing liabilities our Board of Directors determined to sell Colloquium even if that involved realizing a one-time loss. On May 26, 1999, Omninet contributed $24,000 to the capital of Colloquium and thereafter sold all of the issued and outstanding shares of Colloquium to Brian McMillan and others in exchange for 479,988 Omninet shares held by the purchasers. Omninet incurred a loss upon the sale of Colloquium because Colloquium's poor operating performance negatively impacted the subsidiary's value.


     - On September 8, 1998, Omninet entered into a Plan and Agreement of Merger - Reorganization with E&M Management, Inc. whereby, subject to numerous terms and conditions, E&M was to be merged with and into Omninet, with Omninet being the surviving corporation. E&M was a development stage company originally incorporated in Nevada on November 2, 1992. E&M was not engaged in any operations. However, trades in E&M's common stock were quoted on the OTC Bulletin Board. As of October 15, 1999, E&M had not obtained the requisite approval of the merger by its shareholders as required by Nevada law and, on November 2, 1999, the companies terminated the merger agreement by executing a Mutual Termination Agreement and Release. We do not believe that Omninet assumed any liabilities due to its termination of the merger.

2.   DESCRIPTION OF PROPERTY.


         Omninet has no material assets except for cash in the amount of $84,239. Omninet has no office facilities or real property holdings. We currently occupy office space at Richmond House, 5th Floor, 12, Par-la-Ville Road, Hamilton, Bermuda HM11. This office space is provided by Milligan-Whyte & Smith, our Bermuda legal counsel, on a month-to-month, rent free basis. Milligan-Whyte & Smith can terminate this arrangement for any reason. We believe that our existing facilities are adequate to meet our current needs and do not anticipate any difficulty in finding other satisfactory space if existing facilities become unavailable.


3.   LEGAL PROCEEDINGS.

         Other than as described below, there are no pending legal proceedings to which Omninet, our directors or officers are a party. Except as described in this Item 3, no legal proceedings are known to us to be contemplated, or threatened by or against Omninet, by any party including any governmental authority.


         Omninet has commenced litigation in Bermuda against Colloquium Ltd., Brian McMillan and Catherine Matherson (two former directors) in relation to the withdrawal of $50,691 from Omninet's bank account and for the return of the approximately $24,000 paid by Omninet into Colloquium's treasury as part of the May 26, 1999 agreement referred to in Item 1 above. We claimed that the withdrawal of funds was unauthorized and that the $24,000 payment made to Colloquium under the May 26, 1999 agreement was made in error after a material default under that agreement by Brian McMillan and Colloquium. A default judgment was obtained in Bermuda against the defendants for $74,691, plus interest and costs. On June 29, 1999, we initiated an interdict proceeding in the Court of Session in Scotland seeking an injunction to prevent the disposal of assets and seeking the repayment of $50,691. We initiated the interdict proceeding in Scotland because the defendants and their assets are located in that country. Colloquium, Brian McMillan and Catherine Matherson have appealed the judgment in Bermuda, seeking to set aside the default judgment on the grounds that the defendants were improperly served notice of the Bermuda proceedings and that the default judgment was obtained in error. There can be no assurance as to the outcome of the appeal or that the judgment will be collectible, in whole or in part, from all or any of Colloquium, Brian McMillan and Catherine Matherson.


4.   CONTROL OF REGISTRANT.

         (a) Omninet is not controlled or owned by another corporation or foreign government.

         (b) The following table sets forth certain information regarding the ownership of Omninet's common stock as of December 1, 1999, by each shareholder known by us to be the beneficial owner of more than 10% of Omninet's common stock and all executive officers and directors as a group. Unless otherwise indicated by footnote, each of the shareholders named in the table has sole voting and investment power with respect to the shares of common stock beneficially owned.

         TITLE OF CLASS      NAME AND ADDRESS                        NO. OF SHARES OWNED           % OF CLASS
         --------------      ----------------                        -------------------           ----------

         Common              Eric Kohn                               297,120                       26.44
                             Chemin de Carabot, 10a
                             CH-1213 Onex
                             Switzerland

         TITLE OF CLASS      NAME AND ADDRESS                        NO. OF SHARES OWNED           % OF CLASS
         --------------      ----------------                        -------------------           ----------

         Common              Estate of Sir Ian MacGregor(*)          134,094                       11.93
                             21 Mount Windham Drive
                             Hamilton, CR 04
                             Bermuda

         Common              Christopher Tilley                      134,094                       11.93
                             15 Chemin de la Praly
                             Case Postale 139
                             CH-1222 vesenaz
                             Switzerland

         Common              Valor Invest, SA                        211,774                       18.84
                             29 Quai des Bergues
                             CH-1201 Geneva
                             Switzerland


         (*)    Omninet has been advised that beneficial ownership of these shares has been transferred to ValueInvest Ltd. and will be transferred on the company's books subject to receipt of approval from the Bermuda Monetary Authority. ValueInvest's address is Letzigraben 89, Zurich CH 8040, Switzerland.


         (c) No arrangements presently exist which would result in a change in control of Omninet.

5.   NATURE OF TRADING MARKET.

         Omninet's common stock is not presently listed on any national or foreign securities exchange. There is currently no established trading market for Omninet's common stock and there is no assurance that a trading market will develop or, if such a market develops, that it will continue. High and low sales prices for Omninet's common stock are not available.

         As of November 17, 1999, Omninet had no shareholders of record and no shares of common stock located in the United States.

6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

         Omninet does not believe there are any decrees or regulations under the laws of Bermuda applicable to it restricting the import or export of capital or affecting the remittance of dividends or other payments to nonresident holders of our common stock.

         There are no restrictions under Omninet's Bye-Laws or Memorandum of Association or under Bermuda law as currently in effect that limit the right of nonresident owners to hold or vote Omninet's Common Stock or to receive dividends thereon. However, the permission of the Bermuda Monetary Authority is required before shares of Omninet's Common Stock can be transferred or issued to any other person. Once Omninet is a reporting company under the Exchange Act, we may seek a waiver of this requirement from the Bermuda Monetary Authority.

         The Company is organized under the laws of Bermuda. There is uncertainty as to whether the Courts of Bermuda would (i) enforce judgments of United States Courts obtained against Omninet or our directors and officers predicated upon the civil liability provisions of the federal securities laws of the United States or (ii) entertain original actions brought in Bermuda Courts against Omninet or such persons predicated upon the federal securities laws of the United States. There is no treaty in effect between the United States and Bermuda providing for such enforcement.

7.   TAXATION.


         Omninet is organized under the laws of Bermuda. At present, there is no Bermuda income on profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our United States shareholders, except shareholders ordinarily resident in Bermuda. There is currently no reciprocal tax treaty between Bermuda and the United States regarding withholding. See "Description of Business" on page 2.


8.   SELECTED FINANCIAL DATA.

         The following table summarizes selected consolidated financial data and operating information of Omninet.

         The following selected consolidated financial data for the year ended February 28, 1999 and the period from February 1, 1997 to February 28, 1998 has been derived from Omninet's audited Consolidated Financial Statements included elsewhere in this Registration Statement. The information should be read in conjunction with the Consolidated Financial Statements and Notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Registration Statement.

         Omninet's Consolidated Financial Statements have been prepared in accordance with accounting standards generally accepted in the United States.


                                                              Thirteen months
                                                  Year ended            ended
                                                February 28,     February 28,
                                                        1999             1998
                                                        ----             ----
Revenues                                           $       -        $       -
Selling, general and administrative expenses        (112,817)               -
                                                   ---------        ---------
Operating loss from continuing operations           (112,817)               -
Loss from discontinued operations                   (167,785)        (147,136)
                                                   ---------        ---------
Net loss                                           $(280,602)       $(147,136)
                                                   =========        =========
Net loss per share
 Continuing operations                                 (0.13)               -
 Discontinued operations                               (0.19)           (0.40)

 Total - Basic and diluted                         $   (0.32)       $   (0.40)
                                                   =========        =========


BALANCE SHEET DATA:
Working capital                                    $(100,317)       $       -
Net liabilities of discontinued segment            $(174,651)       $(114,081)
Total assets - continuing operations               $   8,967        $       -
Total liabilities - continuing operations          $ 109,284        $       -
Total Shareholders' Equity                         $(377,610)       $(206,567)

                                                  Six months       Six months
                                                ended August     ended August
                                                    31, 1999         31, 1998
                                                    --------         --------
Revenues                                           $       -                -
Bad debt expense                                     (50,691)               -
Selling, general and administrative expenses        (112,932)         (27,656)
                                                   ---------        ---------
  Operating loss                                    (163,623)         (27,656)
Interest expense                                      (1,566)               -
Loss from continuing operations                     (165,189)         (27,656)
Loss from discontinued operations                     (1,945)         (36,321)
                                                   ---------        ---------
Net loss                                           $(167,134)       $ (63,977)
                                                   =========        =========

BALANCE SHEET DATA:
Working capital                                    $  61,463
Total assets                                       $  85,988
Total liabilities                                  $  24,525
Total Shareholders' Equity                         $  61,463

9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.


         The following discussion is based on our audited consolidated financial data for the year ended February 28, 1999 and the period from February 1, 1997 to February 28, 1998, and our unaudited consolidated financial data for the six months ended August 31, 1999 and 1998. In the period between July 2, 1998 and May 26, 1999, Omninet was engaged in the business of providing connectivity and value added Internet services through its subsidiary Colloquium. Omninet discontinued its Internet-related operations on May 26, 1999 when it sold Colloquium due to increasing net operating losses. See "Description of Business" on page 2. We are not presently engaged in that or any other business, and our sole activity is seeking operating companies to acquire. We have not begun new operations since selling Colloquium because we have not acquired another operating entity.



PLAN OF OPERATION



         Our plan of operation for the next 12 months is to acquire viable operating companies. We anticipate that we can satisfy our current cash requirements for a period of 12 months and do not anticipate that we will have to raise additional funds in the next 12 months. If we require additional capital to acquire an operating company, we plan to raise such additional funds through a private placement of common stock. However, there is no assurance that such a private offering will be successful. If we are unable to raise additional capital through a private offering, we will likely seek financing from alternative sources, such as lending institutions. Additional financing from alternative sources may not be available on acceptable terms or at all. A lack of financing may require Omninet to delay or abandon plans for acquisitions. We will satisfy legal and accounting costs associated with filing reports under the Exchange Act through our cash reserves. We anticipate that we will research a number of potential target companies during the next 12 months to determine their suitability as investments. For a more detailed explanation of our plan of operation, see "Description of Business" on page 2. At present we have not identified a suitable acquisition target and there are no expected material purchases.








LIQUIDITY AND CAPITAL RESERVES


         Total net proceeds from the sale of equity securities in the period between our formation and August 31, 1999 amounted to approximately $375,000. We will require additional capital for future acquisitions and we plan to raise such capital through private offerings of securities. Future private offerings may not be successful. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 7.


CASH FLOW


         Operating activities used cash of $7,644 in the year ended February 28, 1999. In the six months ended August 31, 1999, operating activities used cash of $255,230, predominantly for our former Internet related business.

         Net Cash provided by financing activities was $12,500 in the year ended February 28, 1999 and $360,101 in the six months ended August 31, 1999.


WORKING CAPITAL


         Omninet's working capital, defined as the excess of our current assets over our current liabilities, was $(266,504) at February 28, 1999 compared to $(205,660) at February 28, 1998. Omninet's working capital as of August 31, 1999 was $61,463.


         Omninet does not presently have any borrowing facility established with a financial institution. We anticipate that our current cash reserves of $84,239 will be sufficient to fund our operations through December 31, 2000. If Omninet requires additional capital to fund our operations, we anticipate raising such additional capital through a private offering of Omninet's securities.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

         Omninet does not believe that inflation or currency fluctuations have had a material adverse effect on revenues and results of operations. However, demand for Omninet's services was for the periods indicated above, and likely will be if an operating entity is acquired in the future, influenced by general economic conditions, including inflation and currency fluctuations. Periods of economic recession, high inflation or the devaluation of currencies in countries in which Omninet operates could have a material adverse effect on our results of operations.

FACTORS THAT COULD AFFECT OPERATING RESULTS

         Forward Looking Statements. This Registration Statement on Form 20-F contains forward-looking statements. Additional written and oral forward-looking statements may be made by Omninet from time to time in SEC filings and otherwise. Results predicted by forward-looking statements, including, without limitation, those relating to our future business prospects, revenues, working capital, liquidity, capital needs, interest costs, and income are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, due to the following factors, among other risks and factors identified from time to time in Omninet's filings with the SEC.


         Omninet Has a History of Losses and Cannot Be Certain to Achieve Positive Cash Flow. For the thirteen months ended February 28, 1998 and the year ended February 28, 1999, Omninet had net losses and negative cash flows. For the six months ended August 31, 1999, we had a net loss of $167,134. In addition, we had an accumulated deficit of $824,474 as of August 31, 1999. Omninet presently has no revenue producing operations and anticipates monthly operating expenses of $1,000.00 excluding any litigation.

         Even if Omninet acquires an operating entity, we cannot be certain that we will achieve or sustain positive cash flow or profitability from our operations. Our net losses and negative cash flow are likely to continue even longer than we currently anticipate if we do not acquire a viable operating entity and if we do not attract and retain qualified personnel. Our ability to achieve our objectives is subject to financial, competitive, regulatory, legal, technical and other factors, many of which are beyond our control.

         Omninet's Limited Operating History Makes it Difficult to Assess Past Performance and Future Prospects. There is only limited historical operating and financial information on which to base an evaluation of Omninet's performance and prospects. We have acquired and disposed of one company since our inception in March 1998. This limits the comparability of our operating and financial information from period to period.

     Omninet Is Subject to Risks As We Make Acquisitions and Engage in Strategic Alliances. As part of Omninet's business strategy, we intend to acquire, make investments in, or enter into strategic alliances with as yet unidentified operating companies. Any such future acquisitions, investments or strategic alliances would involve risks, such as:

         - incorrect assessment of the value, strengths and weaknesses of acquisition and investment opportunities;

         - underestimating the difficulty of integrating the operations and personnel of newly acquired companies;

         - the potential disruption of any ongoing business, including possible diversions of resources and management time; and

         - the threat of impairing relationships with employees and customers as a result of changes in management or ownership.

         We cannot assure you that Omninet will be successful in overcoming these risks. Moreover, we cannot be certain that any desired acquisition, investment or strategic alliance could be made in a timely manner or on terms and conditions acceptable to us. Neither can we assure you that Omninet will be successful in identifying attractive acquisition candidates. Omninet expects that competition for such acquisitions may be significant. We may compete with others who have similar acquisition strategies, many of whom may be larger and have greater financial and other resources than Omninet.

         An additional risk associated with acquisitions is that many attractive acquisition candidates do not have audited financial statements and have varying degrees of internal controls. Although we may believe that the available financial information for a particular business is reliable, we cannot guarantee that a subsequent audit would not reveal matters of significance, including with respect to liabilities, contingent or otherwise. We expect that, from time to time in the future, we will enter into acquisition agreements, the pro forma effect of which is not known and cannot be predicted.

         Omninet Does Not Expect to Pay Dividends. Omninet does not anticipate paying cash dividends in the foreseeable future.


         Risks Inherent in International Operations. Omninet is not currently conducting business. In the future, however, we may acquire an operating company located outside of the United States. If we acquire a non-U.S. operating company, it is possible that a substantial portion of Omninet's business may be conducted outside of the United States. In this event, our operations could be subject to various risks such as the possibility of the loss of revenue, property or equipment due to expropriation, nationalization, war, insurrection, terrorism or civil disturbance, the instability of foreign economies, currency fluctuations, and devaluations, adverse tax policies and governmental activities that may limit or disrupt markets, restrict payments or the movement of funds or result in the deprivation of contract rights. Additionally, Omninet's ability to compete could be adversely affected by foreign governmental regulations that encourage or mandate the hiring of local contractors, or by regulations that require foreign contractors to employ citizens of, or purchase supplies from vendors in, a particular jurisdiction. Omninet could also be subject to taxation in a number of jurisdictions, and the final determination of our tax liabilities might involve the interpretation of the statutes and requirements of various domestic and foreign taxing authorities. Any of these risks could have an adverse effect on Omninet.


         Dependence on Key Employees. Omninet's growth and profitability are dependent upon, among other things, the abilities and experience of Omninet's management team including Mr. Eric F. Kohn, Omninet's Chairman and Director. If the services of Mr. Kohn or Omninet's other directors or executive officers were no longer available to the company, our business, financial condition and results of operations could be adversely affected.

         Rights of Shareholders Under Bermuda Law. Omninet is incorporated under the laws of Bermuda. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of Omninet's management and directors and the rights of our shareholders, are governed by Bermuda law and our Memorandum of Association and Bye-laws. Such principles of law may differ from those that would apply if we were incorporated in a jurisdiction in the United States. In addition, there is uncertainty as to whether the courts of Bermuda would enforce (i) judgments of United States courts obtained against Omninet or our officers and directors predicated upon the civil liability provisions of the securities laws of the United States or any state or (ii) in original actions brought in Bermuda, liabilities against Omninet or such persons predicated upon the securities laws of the United States or any state.

9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         Not applicable. Omninet is not presently engaged in business. The company has no notes payable and is not subject to interest rate risk.

10.  DIRECTORS AND OFFICERS OF REGISTRANT.


         The following sets forth Omninet's directors, executive officers and key employees, positions and offices held by each such person, and the period each such person has held such position. Directors are elected at the company's annual meeting, and serve a term of one year or until their successors are appointed and duly elected to office. Omninet's initial organizational meeting was held following the company's formation on March 24, 1998, and its first annual meeting was held May 20, 1999. We have not set a date for our next annual meeting, however, we anticipate that it will be held on or before March 31, 2000.



Name                                                      Position Held and Term
----                                                      ----------------------

Eric F. Kohn                                         Chairman and Director since March 24, 1998.

Marlin J. Horst                                      Director since March 24, 1998.

Jeffrey Conyers                                      Director since May 20, 1999.

Michael R. Schroter                                  Director since May 20, 1999.

Lynda Milligan-Whyte                                 Director Since March 24, 1999.



         (b) There are no family relationships among Omninet's directors and executive officers.

11.  COMPENSATION OF DIRECTORS AND OFFICERS.

         (a) During the fiscal year ended February 28, 1999, Colloquium, a wholly-owned subsidiary of Omninet prior to its sale on May 26, 1999, paid $43,743 to Brian McMillan and Catherine Matherson for services rendered as directors of that company.

         Except as described above, Omninet's officers and directors did not receive compensation for services in any capacity during the fiscal year ended February 28, 1999. Each of our directors and officers has elected to forego further payments under this arrangement for an indefinite period of time so that we can devote our cash resources to seeking and acquiring an operating business. We expect that our directors and officers will begin to receive compensation for their services in such capacities after we acquire an operating entity and are generating revenues from operations. The directors and officers are not presently accruing any compensation pursuant to any agreement with Omninet.

         (b) We have not adopted any plan to provide pension, retirement or similar benefits for our directors and officers.

12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

         As of December 1, 1999, there were no outstanding warrants or options to purchase shares of Omninet's common stock. There are no outstanding options to purchase Omninet common stock.

13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.


         (a) Milligan-Whyte & Smith is our Bermuda legal counsel. We utilize Milligan-Whyte & Smith's services from time to time on an as needed basis. Milligan-Whyte & Smith charges us on an hourly basis and at market rate for work performed. One of our directors, Lynda Milligan-Whyte, is a partner of Milligan-Whyte & Smith and, as such, has an indirect interest in any fees paid to that law firm.



         On May 26, 1999, our Board of Directors voted unanimously to divest Omninet of its wholly-owned subsidiary, Colloquium. This action was subsequently approved by Omninet's shareholders and an agreement was struck between Omninet, Colloquium, Brian McMillan and Eric Kohn, whereby each Omninet shareholder was given the option to exchange all of his or her shares of Omninet common stock for a pro rata portion of all of the outstanding common stock of Colloquium.
See "Description of Business" on page 2. In addition, Omninet contributed $24,000 to Colloquium's treasury. The following 6 Omninet shareholders exchanged their Omninet shares for shares of Colloquim: Robert Watson; Michael Coggins; Pymen Bell; Brian McMillan; David Cooke; and Rod Evans. Brian McMillan was a director of Colloquium at the time of the exchange. The six shareholders participating in the exchange tendered an aggregate of 479,988 shares of Omninet common stock, which shares were returned to treasury.



         In 1998 and 1999, Mr. Kohn, our Chairman and Director, loaned Omninet $16,014 and $25,695, respectively. We used the proceeds of the loans from Mr. Kohn to fund our business operations. The loans were non-interest bearing and payable on demand. Both loans have been repaid in full.


         (b) None of our directors, officers or associates of any such directors or officers was indebted to Omninet or our subsidiaries at any time during the last three years.

                                     PART II

14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

         Our Memorandum of Association authorizes the issuance of 25,000,000 shares of Omninet common stock, par value $0.001 per share. There were 1,123,851 shares of Omninet's common stock outstanding as of December 1, 1999.

         Omninet may sell shares of common stock as our Board of Directors determines, including as fully paid and non-assessable, but subject to future payment on agreed terms, or subject to future call. The Board may from time to time make calls upon any shareholders purchasing subject to future call, and such shareholders are liable for any moneys unpaid on their shares. If a shareholder fails to pay a call when made, the Board may declare forfeit those shares as to which payment is outstanding. Joint holders of shares may be held jointly and severally liable for calls made with respect to those shares. In addition, our Board of Directors can prevent the transfer of any shares that are not fully paid.

         All shares of Omninet's common stock are entitled to one vote at any shareholders meeting or other authorized vote of the shareholders. All shares of Omninet's common stock are equal to one another with respect to dividends and liquidation rights. Holders of Omninet's common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available for dividends, and upon liquidation, are entitled to participate pro-rata in a distribution of assets available for such distribution to shareholders. There are no conversion, preemptive, option, or subscription privileges with respect to any shares. Omninet 's common stock does not have cumulative voting rights which means that the holder of more than 50% of the shares voting for the election of directors may elect all of the directors if they choose to do so.

         Reference is made to our Memorandum of Association, as amended, and Bye-laws, as well as to the applicable statutes of Bermuda, for additional details on the rights, privileges, and liabilities of holders of Omninet's common stock.

                                    PART III

15.  DEFAULTS UPON SENIOR SECURITIES.

Not Applicable.

16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS.

Not Applicable.

                                     PART IV

17.  FINANCIAL STATEMENTS.

Omninet has elected to furnish the financial statements specified by Item 18.

18.  FINANCIAL STATEMENTS.


              Financial statements which appear herein at the page indicated:

              Report of Independent Auditors Public Accountants..............................F-1
              Consolidated Statements of Operations for the year ended
              February 28, 1999 and the period from February 1, 1997
              to February 28, and 1998.......................................................F-2
              Consolidated Balance Sheets as of
              February 28, 1999 and 1998.....................................................F-3
              Consolidated Statements of Cash Flows for the year ended
              February 28, 1999 and the period from February 1, 1997
              to February 28, 1998...........................................................F-4
              Consolidated Statements of Stockholders' Equity................................F-5
              Notes to the Consolidated Financial Statements as of and
              for the year ended February 28, 1999 and the period
              from February 1, 1997 to February 28, 1998.....................................F-6
              Unaudited Consolidated Statements of Operations for the six months ended August 31, 1999 and 1998................................................F-14
              Unaudited Consolidated Balance Sheets as at August 31, 1999 and
              February 28, 1999.............................................................F-15
              Unaudited Consolidated Statements of Stockholders' equity for the six months ended August 31, 1999..............................................F-16
              Unaudited Consolidated Statements of Cash Flows for the six months ended August 31, 1999 and 1998................................................F-17
              Notes to the Unaudited Consolidated Financial Statements as at
              August 31, 1999...............................................................F-18

19.  FINANCIAL STATEMENTS AND EXHIBITS.

The financial statements listed in Item 18 are incorporated by reference to this Item.


         EXHIBIT NUMBER                  DESCRIPTION
-------------------------------------------------------------------

         1.1                        Memorandum of Association of Omninet, as amended
                                    by that certain Certificate of Deposit of
                                    Memorandum of Increase of Share Capital dated
                                    June 30, 1998 (filed herewith).
         1.2                        Bye-laws of Omninet (filed as Exhibit 1.2 to
                                    Omninet's Form 20FR12G filed as of December 16,
                                    1999, No. 001-15559, and incorporated herein by
                                    reference).
         3.1                        Agreement between Omninet and Nicholas
                                    Boakes and Others dated June 23, 1998,
                                    regarding Omninet's purchase of Colloquium
                                    (filed as Exhibit 3.1 to Omninet's Form 20FR12G
                                    filed as of December 16, 1999, No. 001-15559,
                                    and incorporated herein by reference).
         3.2                        Agreement and Plan of Merger-Reorganization
                                    dated September 8, 1998, between Omninet and
                                    E&M Management, Inc. (filed as Exhibit 3.2 to
                                    Omninet's Form 20FR12G filed as of December 16,
                                    1999, No. 001-15559, and incorporated herein by
                                    reference).
         3.3                        Agreement dated May 26, 1999, between
                                    Omninet and Colloquium Ltd., regarding the
                                    sale of Colloquium. (filed as Exhibit 3.3 to
                                    Omninet's Form 20FR12G filed as of December 16,
                                    1999, No. 001-15559, and incorporated herein by
                                    reference).
         3.4                        Mutual Termination Agreement and Release
                                    dated October 27, 1999, between Omninet and
                                    E&M Management, Inc. (filed as Exhibit 3.4 to
                                    Omninet's Form 20FR12G filed as of December 16,
                                    1999, No. 001-15559, and incorporated herein by
                                    reference).
        27.1                        Financial Data Schedule (filed herewith).


                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 20-F and have duly caused this Registration Statement to be signed on Omninet's behalf by the undersigned duly authorized officer.


                                    OMNINET INTERNATIONAL LTD.


Dated: February 16, 2000           By:  /s/ Eric F. Kohn
                                    -------------------------------
                                    Eric F. Kohn
                                    Chairman and Director

                          OMNINET INTERNATIONAL LIMITED

                              FINANCIAL STATEMENTS

                                      INDEX

                                                                                                 PAGE


AUDITED FINANCIAL STATEMENTS


Report of Moore Stephens, Independent Chartered Accountants                                        1
Consolidated Statements of Operations for the year ended February 28,
  1999 and the period from February 1, 1997 to February 28, 1998                                   2
Consolidated Balance Sheets as of February 28, 1999 and 1998                                       3
Consolidated Statements of Cash Flows for the year ended February
  28, 1999 and the period from February 1, 1997 to February 28, 1998                               4
Consolidated Statements of Stockholders' Equity                                                    5
Notes to the Consolidated Financial Statements as of and for the year ended February 28, 1999 and the period from February 1, 1997 to
  February 28, 1998                                                                                6




UNAUDITED INTERIM FINANCIAL STATEMENTS


Unaudited Consolidated Statements of Operations for the six months
  ended August 31, 1999 and 1998                                                                   14
Unaudited Consolidated Balance Sheets as at August 31, 1999 and 1998                               15
Unaudited Consolidated Statements of Stockholders' equity for the
  six months ended August 31, 1999                                                                 16
Unaudited Consolidated Statements of Cash Flows for the six months
  ended August 31, 1999 and 1998                                                                   17
Notes to the Unaudited Consolidated Financial Statements as at
  August 31, 1999                                                                                  18

                          OMNINET INTERNATIONAL LIMITED
                          (A DEVELOPMENT STAGE COMPANY)

                                   REPORT AND
                              FINANCIAL STATEMENTS

                        YEAR ENDED FEBRUARY 28, 1999 AND
              THE PERIOD FROM FEBRUARY 1, 1997 TO FEBRUARY 28, 1998

INDEPENDENT AUDITORS' REPORT


To the Shareholders of
Omninet International Limited



We have audited the accompanying consolidated balance sheets of Omninet International Limited and subsidiary as of February 28, 1999 and 1998, and the related consolidated statements of operations, and cash flows for the year ended February 28, 1999 and the period from February 1, 1997 to February 28, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Omninet International Limited as of February 28, 1999 and 1998 and the consolidated results of their operations and their cash flows for the periods then ended, in conformity with accounting principles generally accepted in the United States.



/s/ Moore Stephens

Moore Stephens
Chartered Accountants
St. Paul's House
London EC4P 4BN                                             December 14, 1999

OMNINET INTERNATIONAL LIMITED (A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED FEBRUARY 28, 1999 AND THE
PERIOD FROM FEBRUARY 1, 1997 TO FEBRUARY 28, 1998


                                                    Cumulative                                                Thirteen months
                                                    during the                      Year ended                         ended
                                                   Development                    February 28,                   February 28,
                                                         Stage                            1999                           1998
                                                         -----                            ----                           ----


Revenues                                                     -                   $           -                    $         -
Selling, general and
   administrative expenses                            (112,817)                       (112,817)                             -
                                                      --------                        --------                       --------
Operating loss from
   continuing operations                              (112,817)                       (112,817)                             -
Loss from discontinued
   operations                                         (559,744)                       (167,785)                      (147,136)
                                                      --------                        --------                       --------
Net loss                                            $ (672,561)                  $    (280,602)                   $  (147,136)
                                                      ========                        ========                       ========


Earnings per share -
Basic and Diluted

Continuing operations                                                                    (0.13)                             -
Discontinued operations                                                                  (0.19)                         (0.40)
                                                                                      --------                       --------
                                                                                 $       (0.32)                   $     (0.40)
                                                                                      ========                       ========


              The accompanying notes are an integral part of these
                        consolidated financial statements

OMNINET INTERNATIONAL LIMITED (A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEETS
AS OF FEBRUARY 28, 1999 AND 1998


                                                               1999                      1998
                                                               ----                      ----
ASSETS
Current assets:
Cash and cash equivalents                                 $   4,856                 $       -
Trade accounts receivable, net                                4,111                         -
                                                           --------                  --------
                                                              8,967                         -
                                                           ========                  ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable                                          $  98,624                 $       -
Advances from related parties                                10,660                         -
                                                           --------                  --------
                                                            109,284                         -
                                                           --------                  --------
Net liabilities of discontinued segment                     174,651                   114,081
                                                           --------                  --------

Commitments and Contingencies                                     -                         -

Redeemable preferred stock of discontinued segment,
 50,000 shares issued and outstanding                       102,642                    92,486

Stockholders' Equity:
Common stock, $.001 par value, 25,000,000
  shares authorised; 1,003,002 and 740,592
  shares issued and outstanding as of February
  28, 1999 and 1998, respectively                             1,003                       955
Additional paid-in capital                                  310,270                   188,496
Accumulated deficit during the development stage           (686,895)                 (396,137)
Accumulated other comprehensive income:
Cumulative translation adjustment                            (1,988)                      119
                                                           --------                  --------
                                                           (377,610)                 (206,567)
                                                           --------                  --------
                                                          $   8,967                 $       -
                                                           ========                  ========




                    Approved by the Board on December 14,1999





              The accompanying notes are an integral part of these
                        consolidated financial statements

OMNINET INTERNATIONAL LIMITED (A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED FEBRUARY 28, 1999 AND THE
PERIOD FROM FEBRUARY 1, 1997 TO FEBRUARY 28, 1998


                                                                      Cumulative
                                                                      during the
                                                                     Development
                                                                           Stage                    1999                    1998
                                                                           -----                    ----                    ----

Cash flows from operating activities:
Loss from continuing operations                                         (112,817)            $  (112,817)        $             -
Changes in operating assets and liabilities:
    Accounts receivable                                                   (4,111)                 (4,111)                      -
    Accounts payable                                                      98,624                  98,624                       -
    Other liabilities                                                     10,660                  10,660                       -
                                                                        --------               ---------               ---------
Net cash used in operating activities                                     (7,644)                 (7,644)                      -
                                                                        --------               ---------               ---------

Cash flows from financing activities:
   Proceeds from issuance of common stock, net                            12,500                  12,500                       -
                                                                        --------               ---------               ---------
Net cash provided by financing activities                                 12,500                  12,500                       -
                                                                        --------               ---------               ---------
Net cash inflow from continuing operations                                 4,856                   4,856                       -
Net cash inflow from discontinued segment                                    184                     184
                                                                        --------               ---------               ---------

Net increase (decrease) in cash and
    cash equivalents                                                       5,040                   5,040                       -
Cash and cash equivalents, beginning of period                                 -                       -                       -
                                                                        --------               ---------               ---------
Cash and cash equivalents, end of period                                $  5,040             $     5,040         $             -
                                                                        ========               =========               =========

Discontinued segment                                                                                 184                       -
Continuing operations                                                                              4,856                       -
                                                                                               ---------               ---------
                                                                                             $     5,040         $             -
                                                                                               =========               =========








              The accompanying notes are an integral part of these
                        consolidated financial statements

OMNINET INTERNATIONAL LIMITED (A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                                  Accumulated
                                            Common Stock                 Additional                                     Other
                                            ------------                    Paid-in          Accumulated        Comprehensive
                                    Shares               Amount             Capital              Deficit               Income
                                    ------               ------             ------               -------               ------

                                                         $                    $                    $                   $


Balance, February 1, 1997           66,667              104,000              27,911             (236,949)               2,212

Issuance of common
  stock in stock acquisition       954,964                  955                   -

Recapitalisation
   adjustment                      (66,667)            (104,000)            160,585

Preferred stock dividends                                                                         (7,106)

Accreted mandatory
  redemption premium
  of preferred stock                                                                              (4,946)

Net loss                                                                                        (147,136)

Translation adjustment                                                                                                 (2,093)



                                 ---------             --------             -------             --------              -------
Balance, February 28, 1998         954,964                  955             188,496             (396,137)                 119

Issuance of additional
  common stock                      48,038                   48              12,752
(March 24, 1998)

Recapitalisation adjustment              -                    -             109,022

Preferred stock dividends                                                                         (6,628)

Accreted mandatory
  redemption premium
  of preferred stock                                                                              (3,528)

Net loss                                                                                        (280,602)            (280,602)

Translation adjustment                                                                                                 (2,107)


Comprehensive income


                                 ---------             --------             -------             --------              -------
Balance, February 28, 1999       1,003,002                1,003             310,270             (686,895)              (1,988)
                                 ---------             --------             -------             --------              -------



                                                            Total
                                  Comprehensive     Stockholders'
                                         Income            Equity
                                         ------            ------

                                          $                 $


Balance, February 1, 1997              (234,737)         (102,826)

Issuance of common
  stock in stock acquisition                                  955

Recapitalisation
   adjustment                                              56,585

Preferred stock dividends                                  (7,106)

Accreted mandatory
  redemption premium
  of preferred stock                                       (4,946)

Net loss                               (147,136)         (147,136)

Translation adjustment                   (2,093)           (2,093)



                                       --------          --------
Balance, February 28, 1998             (383,966)         (206,567)

Issuance of additional
  common stock                                             12,800
(March 24, 1998)

Recapitalisation adjustment                               109,022

Preferred stock dividends                (6,628)

Accreted mandatory
  redemption premium
  of preferred stock                     (3,528)

Net loss                               (280,602)

Translation adjustment                   (2,107)           (2,107)


Comprehensive income                   (282,709)


                                       --------          --------
Balance, February 28, 1999             (666,675)         (377,610)
                                       --------          --------




              The accompanying notes are an integral part of these
                        consolidated financial statements

OMNINET INTERNATIONAL LIMITED (A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 1998 AND 1999


1.   ORGANISATION AND DESCRIPTION OF THE COMPANY


THE COMPANY

Omninet International Limited (the "Company") was incorporated in Bermuda on March 24, 1998. After the initial issuance of stock, the Company acquired all of the issued and outstanding shares of Colloquium Limited, an internet service provider incorporated in 1995 under the laws of Scotland. The shareholders of Colloquium Limited contributed all of the outstanding shares of Colloquium Limited in consideration for 954,964 common shares of the Company. The accompanying financial statements have been prepared as if the combination had occurred at the beginning of the fiscal year ended February 28, 1998, using the historical costs of each entity.

In 1997, Colloquium Limited changed its statutory accounting reference date from January 31 to February 28. The consolidated statement of operations is therefore presented for the year ended February 28, 1999 and the thirteen months ended February 28, 1998.

Subsequent to the balance sheet date, on May 26, 1999 the Company disposed of all of the issued and outstanding shares of Colloquium Limited to, amongst others, Brian Macmillan and Catherine Matheson, former directors of the Company, in exchange for 479,988 Company shares held by those individuals. Only 479,988 shares of the Company were cancelled, whereas 954,964 were originally issued, because Colloquium's poor operating performance negatively impacted the subsidiary's value upon sale. Company management was uncertain when, if ever, Colloquium would achieve profitability, and in order to avoid continuing liabilities the Company's board determined to sell Colloquium even if that involved realizing a one-time loss. The Company has no continuing trading activity and is seeking acquisition and merger opportunities.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


PRINCIPLES OF CONSOLIDATION

The accompanying financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated.


MANAGEMENT'S ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

OMNINET INTERNATIONAL LIMITED (A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FEBRUARY 28, 1998 AND 1999


FOREIGN CURRENCY TRANSLATION

The Company's functional currency was Pounds Sterling as the majority of revenues were received in Pounds Sterling and the majority of operating expenditures were made in Pounds Sterling. Transactions during the year are translated into United States Dollars at the rates of exchange in effect at the date of transaction. Foreign currency monetary assets and liabilities are re-converted using rates of exchange prevailing at the balance sheet date.


PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Assets are depreciated on the straight-line or reducing balance methods over their estimated useful lives, which range from 3 to 5 years.


RESEARCH AND DEVELOPMENT AND SOFTWARE DEVELOPMENT COSTS

Research and development costs are expensed as incurred. The Company accounts for its software development costs in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". The statement provides for capitalisation of certain software development costs once technological feasibility is established by completion of a working model and ending when a product is available for general release to customers. The costs capitalised are then amortised on a straight-line basis over the estimated product life (generally eighteen months to three years), or on the ratio of current revenue to total projected product revenue, whichever is greater. To date, completion of a working model of the Company's products and general release have substantially coincided. Accordingly, the Company has not capitalised any software development costs.


CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.


REVENUE RECOGNITION

The Company recognises revenues when services are provided. Services are generally billed one month in advance. Advance billings and collections relating to future access services are recorded as deferred revenue and recognised when earned.

OMNINET INTERNATIONAL LIMITED (A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FEBRUARY 28, 1998 AND 1999


CREDIT RISK

The Company's accounts receivable potentially subjected the Company to credit risk, as collateral was generally not required. The Company's risk of loss was limited due to advance billings to customers for services, the use of pre-approved charges to customer credit cards, and the ability to terminate access on delinquent accounts. The concentration of credit risk was mitigated by the large number of customers comprising the customer base. The carrying amount of the Company's receivables approximates their fair value.


INVENTORY

Inventory consists of starter kits and purchased equipment for resale and is stated at the lower of cost or market using a specific identification method. Starter kits consist of diskettes, manuals and other printed material.


INCOME TAXES

Deferred income taxes are recorded using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income taxes are provided for items when there is a temporary difference in recording such items for financial reporting and income tax reporting.


ISSUANCE OF STOCK FOR SERVICES

Shares of the Company's common stock issued for services are recorded in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" at the fair market value of the stock issued or the fair market value of the services provided, whichever value is more clearly evident.


SOURCES OF SUPPLIES

The Company relied on local telephone companies and other companies to provide data communications capacity. Although alternative telecommunications facilities could be found in a timely manner, any disruption of these services could have had an adverse effect on operating results.

Although the Company attempted to maintain multiple vendors for each required product, its modems, terminal savers, and high-performance routers, which were important components of its network, were each acquired from only one source. In addition, some of the Company's suppliers had limited resources and production capacity. If the suppliers were unable to meet the Company's needs as it builds out its network infrastructure, then delays and increased costs in the expansion of the Company's network infrastructure could have resulted, which would have affected operating results adversely.

OMNINET INTERNATIONAL LIMITED (A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

FEBRUARY 28, 1998 AND 1999


3.   LOSS FROM DISCONTINUED OPERATIONS

On May 26, 1999 the Company disposed of all of the issued and outstanding shares of Colloquium Limited. The Company has booked a net gain of $215,000 as a credit to paid in capital in the subsequent period. Assets and liabilities attributable to Colloquium Limited as at February 28, 1999 and 1998 comprised:

                                                 1999             1998
                                                 ----             ----

Assets
Current assets:
Cash and cash equivalents                         184                -
Trade accounts receivable, net                 45,868           35,206
Prepaids and other receivables                 18,385           26,355
Inventories                                    10,416           10,694
                                              -------          -------

Total current assets                           74,853           72,255

Property and equipment, net                   111,095          113,594
Other assets                                        -            7,279
                                              -------          -------
                                            $ 185,948        $ 193,128
                                              =======          =======

Liabilities
Current liabilities:
Accounts payable                               87,669          102,406
Bank overdraft                                 32,944           28,004
Current portion of notes payable               10,828            8,311
Accrued and other liabilities                 194,881          123,180
Advances from related parties                  15,035           16,014
                                              -------          -------
Total current liabilities                     341,357          277,915
                                              -------          -------

Notes payable, net of current portion          19,242           29,294
                                              -------          -------
                                            $ 360,599        $ 307,209
                                              =======          =======

Net liabilities                             $(174,651)       $(114,081)
                                              =======          =======

OMNINET INTERNATIONAL LIMITED (A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

FEBRUARY 28, 1998 AND 1999


4.   EARNINGS PER SHARE

                                                                                                                 Thirteen
                                                                        Year ended                           months ended
                                                                      February 28,                           February 28,
                                                                              1999                                   1998
                                                                              ----                                   ----


            Net loss                                                   $  (280,602)                           $  (147,136)

            Preferred stock dividends                                       (6,628)                                (7,106)

            Accreted mandatory redemption
              premium of preferred stock                                    (3,528)                                (4,946)
                                                                          --------                               --------


            Net income available to common
              stockholders                                             $  (290,758)                           $  (159,188)
                                                                          --------                               --------

            Average common shares issued
              and outstanding                                              915,006                                401,256

            Earnings per share - basic and diluted                     $     (0.32)                           $     (0.40)
                                                                       ===========                            ===========




5.   RELATED PARTIES TRANSACTIONS

Amounts payable to stockholders and related parties consist of advances made by related parties and the stockholders of the Company to finance the development of the Company's operations. The advances are non-interest bearing and are due on demand.

Selling, general and administrative services costs in the year ended February 28, 1999 includes $26,723 paid to Eric Kohn, a director, in respect of travelling costs and $4,835 in respect of disbursements paid to Barons Financial Services (UK) Limited, a company connected with Mr. Kohn. Emoluments paid by Colloquium Limited to Brian MacMillan and Catherine Matheson (formerly directors of the Company) amounted to $43,743.


6.   PREFERRED STOCK

On September 30, 1996, Colloquium Limited issued 50,000 shares of its Pound Sterling1 par value cumulative redeemable participating preferred stock to the Renfrewshire Business Growth Fund Limited (the "Preferred Shareholder") in exchange for total consideration of Pound Sterling50,000 ($78,250 at date of issuance).

OMNINET INTERNATIONAL LIMITED (A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

FEBRUARY 28, 1998 AND 1999


6.   PREFERRED STOCK (CONTINUED)

The Preferred Shareholder is entitled to a cumulative dividend of 8% per annum payable on January 31 and July 31. To date, no preferred stock dividends have been declared by Colloquium Limited. The Preferred Shareholder is also entitled to a participating dividend of up to 7.5% per annum of Colloquium's net income. The Preferred Shareholder has been granted an option to be exercised at any time on or before December 31, 2002 to purchase 10% of the share capital of Colloquium Limited for Pound Sterling1 per share.

The preferred shares are redeemable at Pound Sterling1.20 per share, together with all arrears and accruals of dividends on the following dates:

25,000 preferred shares on December 31, 2000
25,000 preferred shares on December 31, 2001

Colloquium Limited is obligated to redeem immediately all of the preferred shares at a price of Pound Sterling1.20 per share on the date upon which either
1) its common stock is listed on a public exchange, or 2) a purchase of 50% or more of its common stock is completed.

In the event of the liquidation of Colloquium Limited, whether voluntary or involuntary, the Preferred Shareholder is entitled to receive a preferential distribution of Pound Sterling1.20 per share, plus any arrears or accruals of dividends.


7.   TAXATION

Under Bermuda law the company is not required to pay any taxes in Bermuda on either income or capital gains. The company has received an undertaking from the Minister of Finance in Bermuda that in the event of any such taxes being imposed the company will be exempted from taxation until the year 2016.

Colloquium Limited is subject to United Kingdom corporation tax at rates of up to 30 per cent. Colloquium Limited has net operating loss carry forwards, which may be used to offset future taxable income.


8.   SUBSEQUENT EVENTS

The Company has commenced litigation against Colloquium Limited, Brian Macmillan and Catherine Matheson (two former directors) in relation to the withdrawal of $50,691 from the Company's bank account. Management have booked an expense of $50,691 in the six months ended August 31, 1999. A default judgement has been obtained in Bermuda against Colloquium Limited, Brian Macmillan and Catherine Matheson for the recovery of $50,691 and $24,000 paid to Colloquium Limited as part of the divestiture settlement, plus interest and legal costs. Litigation is continuing in Scotland.

OMNINET INTERNATIONAL LIMITED (A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

FEBRUARY 28, 1998 AND 1999



8.   SUBSEQUENT EVENTS (CONTINUED)

Subsequent to the balance sheet date, Barons Financial Services (UK) Limited were granted warrants for the issue of 14,938 common shares at $0.01 per share. These warrants were exercised on November 3, 1999. The company has booked a compensation expense of $10,000.

                          OMNINET INTERNATIONAL LIMITED
                          (A DEVELOPMENT STAGE COMPANY)

                                 AUGUST 31, 1999

OMNINET INTERNATIONAL LIMITED (A DEVELOPMENT STAGE COMPANY)
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED AUGUST 31, 1999 AND 1998


                                                       Cumulative
                                                       during the                      Six months                  Six months
                                                      Development                    ended August                ended August
                                                            Stage                        31, 1999                    31, 1998
                                                            -----                       --------                     --------


Revenues                                                        -                     $         -                           -
Bad debt expense                                          (50,691)                        (50,691)                          -
Selling, general and
   administrative expenses                               (225,749)                       (112,932)                    (27,656)
                                                         --------                        --------                     -------
Operating loss                                           (276,440)                       (163,623)                    (27,656)
Interest expense                                           (1,556)                         (1,566)                          -
                                                         --------                        --------                     -------
Loss from continuing operations                          (277,996)                    $  (165,189)                    (27,656)
Loss from discontinued operations                        (546,478)                         (1,945)                    (36,321)
                                                         --------                        --------                     -------
Net loss                                              $  (824,474)                    $  (167,134)                 $  (63,977)
                                                         ========                        ========                     =======

Earnings per share -
Basic and Diluted                                                                     $     (0.20)                 $    (0.06)

Continuing operations                                                                           -                       (0.02)
Discontinued operations                                                                     (0.20)                      (0.04)
                                                                                         --------                      -------
                                                                                      $     (0.20)                 $    (0.06)
                                                                                         --------                      -------






              The accompanying notes are an integral part of these
                   unaudited consolidated financial statements

OMNINET INTERNATIONAL LIMITED (A DEVELOPMENT STAGE COMPANY)
UNAUDITED CONSOLIDATED BALANCE SHEETS

AS AT AUGUST 31, 1999

                                                             August 31,                                    February 28,
                                                                   1999                                            1999
                                                                   ----                                            ----

ASSETS
Current assets:
Cash and cash equivalents                                     $  84,239                                       $   4,856
Trade accounts receivable, net                                    1,749                                           4,111
                                                               --------                                        --------
Total current assets                                          $  85,988                                       $   8,967
                                                               ========                                        ========


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable                                              $  24,525                                       $  98,624
Advances from related parties                                         -                                          10,660
                                                               --------                                        --------
Total current liabilities                                        24,525                                         109,284

Net liabilities of discontinued segment                               -                                         174,651


Commitments and Contingencies                                         -                                               -

Redeemable preferred stock of discontinued
segment, 50,000 shares issued and outstanding                         -                                         102,642

Stockholders' Equity:
Common stock, $.001 par value, 25,000,000
  shares authorised; 628,926 and 1,003,002
  shares issued and outstanding as of August
  31, 1999 and February 28,1999 respectively                        629                                           1,003
Additional paid-in capital                                      885,308                                         310,270
Accumulated deficit during the development
  stage                                                        (824,474)                                       (686,895)
Cumulative translation adjustment                                     -                                          (1,988)
                                                               --------                                        --------
                                                                 61,463                                        (377,610)
                                                               --------                                        --------
                                                              $  85,988                                       $   8,967
                                                               ========                                        ========








              The accompanying notes are an integral part of these
                   unaudited consolidated financial statements

OMNINET INTERNATIONAL LIMITED (A DEVELOPMENT STAGE COMPANY)
UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE SIX MONTHS ENDED AUGUST 31, 1999

                                                                                                               Accumulated
                                                Common Stock           Additional                                    Other
                                                ------------              Paid-In         Accumulated        Comprehensive
                                             Shares        Amount         Capital             Deficit               Income

                                                             $               $                   $                     $


Balance, February 28, 1999                1,003,002         1,003         310,270            (654,935)              (3,739)


Issuance of additional common
  stock (May 10, 1999)                      105,912           106         359,995                   -                    -

Cancellation of 479,988 shares             (479,988)         (480)              -                   -                    -
Net loss                                          -             -               -            (167,134)                   -
Preferred stock dividends                         -             -               -              (1,657)                   -
  Accreted mandatory redemption
     premium of preferred stock                   -             -               -                (748)                   -
  Translation adjustment                          -             -               -                   -                3,739
Gain on disposition of subsidiary                 -             -         215,043                   -                    -


                                          ---------         -----         -------            --------               -------
Balance, August 31, 1999                    628,926           629         885,308            (824,474)                   -
                                          ---------         -----         -------            --------               -------



                                                                    Total
                                          Comprehensive     Stockholders'
                                                 Income            Equity

                                                  $                 $


Balance, February 28, 1999                     (636,466)         (347,401)


Issuance of additional common
  stock (May 10, 1999)                                -           360,101

Cancellation of 479,988 shares                        -              (480)
Net loss                                       (167,134)         (167,134)
Preferred stock dividends                             -            (1,657)
  Accreted mandatory redemption
     premium of preferred stock                       -              (748)
  Translation adjustment                          3,739             3,739
Gain on disposition of subsidiary                     -           215,043

                                               --------          --------
Balance, August 31, 1999                       (799,861)           61,463
                                               --------          --------




              The accompanying notes are an integral part of these
                   unaudited consolidated financial statements

OMNINET INTERNATIONAL LIMITED (A DEVELOPMENT STAGE COMPANY)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED AUGUST 31, 1999



                                                            Cumulative
                                                            during the               Six months                    Six months
                                                           Development             ended August                  ended August
                                                                 Stage                 31, 1999                      31, 1998
                                                                 -----                 --------                      --------
Cash flows from operating activities:

Loss from continuing operations                               (278,006)              $ (165,189)                      (27,656)
Changes in operating assets and liabilities:
    Trade accounts receivable, net                              (1,749)                   2,362
    Accounts payable                                            24,525                  (74,099)                       21,656
    Other liabilities                                                -                  (10,660)                        6,000
                                                               -------                  -------                      --------
Net cash used in operating activities                         (255,230)                (247,586)                            -
                                                               -------                  -------                      --------


Cash flows from financing activities:
Proceeds from issuance of
   common stock, net                                           372,601                  360,101                             -
                                                               -------                  -------                      --------
Net cash provided by financing activities                      372,601                  360,101                             -
                                                               -------                  -------                      --------
Net cash inflow from continuing segment                        117,371                  112,515                             -

Cash paid on disposal of subsidiary                            (24,115)                 (24,115)                            -
Net cash outflow from discontinued
   segment                                                      (9,017)                  (9,201)                            -
                                                               -------                  -------                      --------
Net increase (decrease) in cash
   and cash equivalents                                         84,239                   79,199                             -

Cash and cash equivalents,
   beginning of period                                               -                    5,040                             -
                                                                ------                  -------                      --------
Cash and cash equivalents, end of period                       $84,239               $   84,239                    $        -
                                                                ======                  =======                      ========








              The accompanying notes are an integral part of these
                   unaudited consolidated financial statements

OMNINET INTERNATIONAL LIMITED (A DEVELOPMENT STAGE COMPANY)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 1999

1.   INTERIM ACCOUNTING POLICY

In the opinion of management of Omninet International Limited (the "Company"), the accompanying unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly in accordance with accounting principles generally accepted in the US the financial position of the Company and the results of operations and cash flows for the six months ended August 31, 1999. Although the Company believes that the disclosure in these financial statements is adequate to make the information presented not misleading, certain information and footnote information normally included in interim financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Results of operations for the six months ended August 31, 1999 are not necessarily indicative of what operating results may be for the full year. In addition, these unaudited consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements presented herein.

2.   COMMITMENTS AND CONTINGENCIES

The Company has commenced litigation against Colloquium Limited, Brian Macmillan and Catherine Matheson (two former directors) in relation to the withdrawal of $50,691 from the Company's bank account. Management have booked an expense of $50,691 in the six months ended August 31, 1999.

A Default Judgement has been obtained in Bermuda against Colloquium Limited, Brian MacMillan and Catherine Matheson for the $50,691 and the $24,000 paid to Colloquium Limited as part of the divestiture settlement, plus interest and legal costs. Litigation is continuing in Scotland.

3.   DISPOSITION OF SUBSIDIARY

On May 26, 1999 the Company agreed to transfer the issued shares of Colloquium Limited to Brian Macmillan, Catherine Matheson and others in exchange for the cancellation of their 479,988 shares in Omninet International Limited and a cash payment by the Company into Colloquium Limited's treasury of $24,000. The assets and liabilities of Colloquium Limited at the date of disposition were:

                                                              Pound Sterling                                $
ASSETS
Current assets
Cash and cash equivalents                                                 72                              115
Trade accounts receivable, net                                        31,679                           50,781
Prepaids and other receivables                                         7,028                           11,266
Inventories                                                            6,501                           10,421
                                                                      ------                           ------
Total current assets                                                  45,280                           72,583

Property and equipment, net                                           67,934                          108,898
                                                                      ------                          -------


                                                     Pound Sterling  113,214                       $  181,481
                                                                     =======                          =======

OMNINET INTERNATIONAL LIMITED (A DEVELOPMENT STAGE COMPANY)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

AUGUST 31, 1999



3.   DISPOSITION OF SUBSIDIARY (CONTINUED)


LIABILITIES
Current liabilities:
Accounts payable                                                             65,206                          104,525
Bank overdraft                                                               22,085                           35,402
Current portion of notes payable                                              1,695                            2,717
Accrued and other liabilities                                               102,160                          163,762
Advances from related parties                                                     -                                -
                                                                           --------                          -------
Total current liabilities                                                   191,146                          306,406

Notes payable, net of current portion                                         4,879                            7,821
                                                                           --------                          -------

                                                                            196,025                          314,227
                                                                           --------                          -------
Redeemable preferred stock, 50,000
  shares issued and outstanding                                              66,311                          106,297
                                                                           --------                          -------
Equity stockholders' deficit                               Pound Sterling  (149,122)                     $  (239,043)
                                                                           ========                          =======


The gain on disposition of the subsidiary was:-

Equity Stockholders' deficit                                                    239,043

Less: Cash payment                                                               24,000
                                                                             ----------
                                                                             $  215,043
                                                                             ----------

The impact on cash flows was:-

Cash and cash equivalents on disposal                                               115

Add:  Cash payment                                                               24,000
                                                                             ----------
Net cash outflow                                                              $  24,115
                                                                             ----------




4.   SUBSEQUENT EVENTS


Subsequent to the balance sheet date, Barons Financial Services (UK) Limited were granted warrants for the issue of 14,938 common shares at $0.01 per share. These warrants were exercised on November 3, 1999. The company has booked a compensation expense of $10,000.